Frontier Digital Media Group, Inc.

537 Pitkin Way

Castle Rock, Colorado, 80104

December 30, 2015

VIA EDGAR ONLY

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ivan Griswold, Esq.

RE: Frontier Digital Media Group, Inc.;

Registration Statement on Form S-1/A4

Filed July 9, 2015

SEC File No. 333-205571

Dear Mr. Griswold:

In relation to the responses to the staff’s comment letter relating to the above referenced matter please be advised that:

(a) Frontier Digital Media Group, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

FRONTIER DIGITAL MEDIA GROUP, INC.

s/ Patrick Dunda

Patrick Dunda

Chief Executive Officer